

December 16, 2010

Kevin Hauser
President and Chief Executive Officer
Medefile International, Inc.
301 Yamato Road, Suite 315
Boca Raton, FL 33431

> **Re:** **Medefile International, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 21, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 33-25126-D**

Dear Mr. Hauser:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. It appears that you issued 1,244,527,439 shares of common stock to consultants pursuant to six registration statements on Forms S-8 filed in fiscal year 2009. We note that the Form S-8 is only available for the issuance of securities to consultants or advisors who: (i) are natural persons, (ii) provide bona fide services to the company; and (iii) provide services that are not in connection with the offeror sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the company's securities. Please provide us a detailed analysis in your response letter as to how you concluded that the issuances of these securities were properly registered on Form S-8. Include the identities of the persons who received these shares and the services that they provided to the company.

2.   We note that Milton Hauser resigned as President, Chief Executive Officer and director of the Board of Directors on August 15, 2010. Please advise why you have not filed a Form 8-K under Item 5.02 regarding the departure of this executive officer and director. In addition, explain the effect of Mr. Hauser's resignation on his right to receive 10,000 shares of Series A preferred stock pursuant to his employment agreement.

Item 1A. Risk Factors, page 6

3.   It appears that you are not registered under Section 12 of the Exchange Act. Please tell us what consideration you have given to adding a risk factor that alerts investors that you are subject to Section 15(d) of the Securities Exchange Act and, accordingly, will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules.

Item 3. Legal Proceedings, page 9

4.   You disclose that you are involved in a legal proceeding commenced by the Consumer Protection Corporation for an alleged unsolicited facsimile concerning the company. Please provide us with a meaningful description of the relief and amount of damages sought by the plaintiff in accordance with the Telephone Consumer Protection Act, and tell us the name of the court in which the proceeding is taking place. Confirm that you will include this information in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

5.   You state that if additional financing is not available or is not available on acceptable terms, you will have to curtail your operations. Please tell us the minimum amount that you believe will be needed to continue operations for the next 12 months and the minimum period of time that you will be able to conduct operations using currently available capital resources, if less than 12 months. Quantitative information should be provided to enable investors to assess the company's financial condition and the challenges it will confront in pursuing the business. Confirm that you will include disclosure in future filings regarding your short and long-term cash requirements and maintain operations for the next 12 months. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Item 10. Directors, Officers and Corporate Governance, page 19

6.   We note that you have not disclosed biographical information regarding Kevin Hauser and Peter LoPrimo. In the response letter, please provide the information required by

Item 401 of Regulation S-K regarding each executive officer, director, and significant employee, and confirm that you will include such disclosure in future filings.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 27

7.   It appears that several of the executive officers are immediate family members of each other, the majority shareholder and its affiliates, and lenders of the company. Please confirm that you have disclosed all of the relationships required by Item 401(d) of Regulation S-K and all of the related party transactions required by Item 404(d) of Regulation S-K. Please take care to consider employment of family members who are related parties within Item 404in responding to this comment. Note that Item 404(d) requires information regarding related party transactions in which the amount exceeded the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years.

Item 13. Exhibits, page 29

8.   Please ensure that the exhibit index in future filings lists each exhibit required in the Form 10-K. For example, we note that the exhibit list does not include the amendment to the Articles of Incorporation filed in the Form 8-K on January 23, 2009, nor the employment agreements filed as exhibits to the Form 8-K filed on January 16, 2009. See Regulation S-K Compliance and Disclosure Interpretation Question 146.02.

9.   Please tell us why you have not filed the Demand Notes with an unnamed individual for $75,000, Digital Health Inc. for $321,993, and Cybervault LLC for $44,771. See Item 601(b)(10) of Regulation S-K. Tell us what consideration you have given to identifying the unnamed lender in the filing.

Exhibit 31.1

10.   In future filings, please ensure that the certifications by the chief executive and chief financial officers are set forth exactly as they appear in Item 601(b)(31) of Regulation S-K. We note, among other variations, that paragraph 5(a) of your certification omits the reference to material weaknesses and states that the significant deficiencies "could," rather than reasonably likely, adversely affect the registrant.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 17

11.   It appears that you have provided disclosure as of June 30, 2010, rather than September 30, 2010. Please amend the Form 10-Q to disclose whether the chief executive and chief financial officers evaluated your disclosure controls and procedures as of the period

ended September 30, 2010 and, if so, management's conclusion as to the effectiveness of the disclosure controls and procedures.

12.   We note that in the Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, you disclosed that the principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective. In future filings, please disclose the basis for your conclusion including the nature of any material weaknesses. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. Discuss the timeline for remediation of the material weakness and whether you expect any material costs associated with remediation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief